

April 25, 2014

Via E-Mail
Kimberly M. Copp, Esq.
Taft, Stettinius & Hollister LLP
111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601-3713

> **Re:** **NTS Realty Holdings Limited Partnership**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed on March 21, 2014**
> **File No. 1-32389**
>
> **Schedule 13E-3 Amendment No. 1**
> **Filed on March 21, 2014**
> **File No. 5-86291**

Dear Ms. Copp:

We have reviewed the above filings and have the following comments. All defined terms used here have the same meaning as in the revised preliminary information statement.

Revised Preliminary Information Statement

General

1.   Please update the disclosure to reflect the outcome of the Final Settlement Hearing scheduled on April 24, 2014 and the effect on the final merger consideration per share.

2.   Please revise the letter to Limited Partners of NLP and the Notice of Action by Written Consent to include the final per Unit merger consideration.

3.   We note your response to prior comment 3. However, it does not appear that the amended Schedule 13E-3 lists in the exhibit index table the Centerboard Securities' opinion dated December 27, 2012.

4.   We note your response to prior comment 4. However, it does not appear that the amended Schedule 13E-3 includes as an exhibit the 2005 report.

Recommendation of the Board of Directors, page 26

5.   We note your response to prior comment 6. The revised disclosure indicates that in making its determination to reaffirm their *recommendation of the Merger Agreement,* the *independent, non-employee directors* relied "primarily" upon the fact that the minimum net payment remained within the ranges of valuations provided in the Centerboard Securities' February 24, 2014 presentation. Please disclose whether the *Board* reaffirmed its determination that the transaction *was fair to Unaffiliated Holders*, and if so, whether it based such reaffirmation on the minimum net payment. In addition, since the term "primarily" suggests other factors were also considered, please disclose any additional material factors to the extent they are not already discussed on pages 26 through 31. Refer to Item 1014(a) and (b) of Regulation M-A.

Opinion of Financial Advisor, page 31

6.   We note your response to prior comment 10. Please advise us what consideration the Company gave to including the summary of 2013 capital expenditures and 2013 occupancy rates at the Company's properties in the information statement.

Position of the 13E-3 Filing Persons as to the Fairness of the Merger, page 38

7.   Refer to our comment 5 above and the bullet point on page 38 discussing the financial advisor's opinion. In reaching their fairness determination, please advise us whether the 13E-3 Filing Persons considered the fact that the minimum net payment merger consideration was below the price referenced in the Centerboard Securities opinion.

Primary Benefits and Detriments of the Merger, page 44

8.   We reissue prior comment 5 in part. Please revise the disclosure in this section to disclose the effects of the Rule 13e-3 transaction on unaffiliated and affiliated Unit Holders. The current disclosure describes the primary benefits and detriments of the merger to NLP's Unitholders (other than the Nichols and Lavin Limited Partners) and to the 13E-3 Filing Persons, Managing GP and NLP. Refer to Item 1013(d) of Regulation M-A.

*   *   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions